SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

             BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP
                          (Name of the Subject Company)

             BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                                      UNITS
                         (Title of Class of Securities)

                                    100650209
                      (CUSIP Number of Class of Securities)

                              Renate Harrison, Esq.
                             c/o MMA Financial, LLC
                                 101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              Joseph T. Brady, Esq.
                                Nixon Peabody LLP
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Item 1. Subject Company Information

         The name of the subject company is Boston Financial Qualified Housing Limited Partnership, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partners of the Partnership are 29 Franklin Street, Inc., a Massachusetts corporation and 29 Franklin Street Limited Partnership, a Massachusetts limited partnership (together, the "General Partner") with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The telephone number of the principal executive offices of the subject company and its General Partner is (617) 439-3911.

         The title of the class of equity securities to which this statement relates is the Partnership's Units ("Units"), representing units of limited partnership interests in the Partnership. There are currently 50,000 Units issued and outstanding, held by 2,747 limited partners.

 Item 2. Identity and Background of Filing Person

         The name and address of the Partnership, which is the subject company and the person filing this statement, are set forth in Item 1 above.

         This Schedule 14D-9 relates to the offer by Park G.P., Inc., a Missouri corporation (the "Purchaser"), to purchase up to 12,500 issued and outstanding Units at a price of $21 per Unit, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase Units in the Partnership, dated October 8, 2004, as it may be supplemented, modified or amended from time to time (the "Park Offer").

         Based on the information provided by the Purchaser in the Park Offer, the address of the Purchaser's principal executive offices is 104 Armour Road, North Kansas City, Missouri 64116.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         Except as described below, to the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Purchaser, its executive officers, directors or affiliates.

         On or about July 13, 2004, the Purchaser commenced litigation against Boston Financial Qualified Housing Tax Credits L.P. IV, Inc. (the "Partnership") and its purported general partners (collectively, the "defendants") in Clay County, Missouri, claiming that defendants breached the relevant partnership agreement and their fiduciary duties owed to the Purchaser by, among other things, failing to permit inspection of certain alleged "books and records" of the Partnership.

         On or about October 7, 2004, the Purchaser sought leave of the Court to amend its Petition to include claims for inspection of the alleged "books and records" against six additional Boston Financial partnerships, including the Partnership, and certain general partners, (collectively, the "new defendants").

         The defendants have opposed the Purchaser's request to add the additional parties, and the Purchaser's request remains pending. On or about October 8, 2004, the Purchaser moved the Court for entry of a temporary restraining order compelling the defendants and the new defendants to turn over the alleged "books and records" in conjunction with a transaction the Purchaser was proposing to enter into. On October 12, 2004, the Court denied the Purchaser's request. Defendants maintain that the Purchaser is not entitled to review the materials requested and/or use the materials in secondary market transactions because, among other things, (i) they are not "books and records" of the Partnership, as that term is defined in the relevant Partnership Agreement, (ii) the Purchaser does not seek to review them for a proper purpose, and (iii) that selective disclosure of the information to the Purchaser would give it an unfair informational advantage in secondary market transactions, and could potentially violate federal and/or state securities laws. Contrary to the Purchaser's statement in its Offer, the Partnership responded by letter dated April 3, 2004 to the Purchaser's pre-litigation request for inspection of the purported "books and records".

Item 4. The Solicitation or Recommendation

         Following the receipt of the terms of the Park Offer, the General Partner reviewed and considered the offer on behalf of the Partnership. For the reason stated below, the General Partner recommends against tendering units in connection with the Park Offer:

- The Partnership will make a distribution to the Limited Partners from the Partnership's reserves in the amount of $60 per unit by November 5, 2004. Should the Limited Partner tender, he/she would not be entitled to the $60 distribution as this distribution would go to the Purchaser. Cash distributions from a partnership are not taxable; however, they do reduce basis in the partnership interest by the amount of the distribution. There may be a tax if the Limited Partner's tax basis is reduced below zero. The Limited Partner should consult his/her tax advisor to determine the personal tax impact of tendering or not tendering Units.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although here can be no assurance as to the timing, amount or occurrence of any future distributions.

- Please also note that if the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

     In addition, the Limited Partners of the Partnership should consider the following:

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Park Offer is fair.

- Information provided in the Direct Investments Spectrum, an industry publication, suggests that market prices for similar transactions (exclusive of transactions fees) have tended to exceed the Park Offer price.

- Limited Partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Park Offer.

- As the market for the Units is an illiquid market, the Park Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

     Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Park Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

      Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on its behalf concerning the Park Offer.

Item 6. Interest in Securities of the Subject Company

      Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries affiliates have affected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) No negotiation is being undertaken by the Partnership in response to the Park Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Partnership; (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (3) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(b) Except as mentioned in Item 4, above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Park Offer that relates to or would result in one or more of the matters referred to in item 7(a).


Item 8. Additional Information

     The Purchaser's claim on page 4, Item 10 of Schedule TO that the Partnership has not granted the Purchaser access to the Partnership's limited partnership agreement is not accurate. On information and belief, the Purchaser already has the limited partnership agreement in its possession, custody or control; if not, the Partnership would willingly furnish it upon request. To date, the Purchaser has only requested access to the partnership agreements for the local limited partnerships in which the Partnership is a limited partner or otherwise an investor. The Partnership has consistently maintained that these agreements do not constitute "books and records" of the Partnership.

Item 9. Exhibits

1.   Recommendation

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2004

                     BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP

                     By:      29 Franklin Street, Inc., its general partner

                     By:      /s/ Michael H. Gladstone
                             -----------------------------------
                             Name: Michael H. Gladstone
                             Title: Vice President


                     By: 29 Franklin Street Limited Partnership, its general partner

                     By:      29 Franklin Street, Inc., its general partner

                     By:      /s/ Michael H. Gladstone
                              -----------------------------------
                              Name: Michael H. Gladstone
                              Title: Vice President

             BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP
                                 101 Arch Street
                                Boston, MA 02110

                                                            October 20, 2004

Dear Limited Partner:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Limited Partnership, a Delaware limited partnership (the "Partnership").

         Park G.P., Inc., a Missouri corporation, has made an offer (the "Park Offer") to purchase Units for a cash purchase price of $21 per Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 12,500 Units of Limited Partnership Interests in Boston Financial Qualified Housing Limited Partnership," dated October 8, 2004.

         The General Partner is recommending against tendering Units with respect to the Park Offer because the Limited Partners would lose any rights to planned Partnership distributions, as described below, and the offer price appears to be low. Although the General Partner recommends against tendering Units, the General Partner believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Park Offer:

- The Partnership will make a distribution to the Limited Partners from the Partnership's reserves in the amount of $60 per unit by November 5, 2004. Should the Limited Partner tender, he/she would not be entitled to the $60 distribution as this distribution would go to the Purchaser. Cash distributions from a partnership are not taxable; however, they do reduce basis in the partnership interest by the amount of the distribution. There may be a tax if the Limited Partner's tax basis is reduced below zero. The Limited Partner should consult his/her tax advisor to determine the personal tax impact of tendering or not tendering Units.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although here can be no assurance as to the timing, amount or occurrence of any future distributions.

- Please also note that if the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

     In addition, the Limited Partners of the Partnership should consider the following:

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Park Offer is fair.

- Information provided in the Direct Investments Spectrum, an industry publication, suggests that market prices for similar transactions (exclusive of transactions fees) have tended to exceed the Park Offer price.

- Limited Partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Park Offer.

- As the market for the Units is an illiquid market, the Park Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

         A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Park Offer. Limited Partners are advised to carefully read the
Schedule 14D-9.

     Should you have any questions concerning Park Offer, please call our Portfolio Services Team at 1-800-823-4828 between 9am and 5pm Central Time.

                                                     Sincerely,

                 BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP

                 By:     29 Franklin Street, Inc., its general partner

                 By:      /s/ Michael H. Gladstone
                          -----------------------------------
                          Name: Michael H. Gladstone
                          Title: Vice President


                 By:      29 Franklin Street Limited Partnership, its general
                          partner

                 By:      29 Franklin Street, Inc., its general partner

                 By:      /s/ Michael H. Gladstone
                          -----------------------------------
                          Name: Michael H. Gladstone
                          Title: Vice President